ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

March 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sherry Haywood, Staff Attorney

Re:	The Duckhorn Portfolio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 3, 2021
File No. 333-253412

Ladies and Gentlemen:

On behalf of The Duckhorn Portfolio, Inc. (formerly Mallard Intermediate, Inc.) (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects revisions to the above-referenced Registration Statement submitted to the Commission on March 3, 2021 (the “Registration Statement”). The Amended Registration Statement has been revised in response to the comment letter addressed to the Company dated March 9, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) copies of the Amended Registration Statement, which have been marked to indicate the changes from the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated March 9, 2021 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Registration Statement.

Securities and Exchange Commission	- 2 -	March 10, 2021

Amendment No. 1 to Form S-1 filed March 3, 2021

Summary, page 1

1.    Please update your disclosures on page 12 to reflect your current level of indebtedness as of a more recent date. Please also disclose here that you intend to use a portion of the net proceeds you receive from this offering to repay $100 million that you borrowed under your Revolver Facility to fund the dividend of $100 million that you paid to your existing stockholders on February 24, 2021.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amended Registration Statement to include the requested disclosure.

Stockholders Agreement, page 142

2.    You disclose here the board of director nomination rights of TSG. We note the TSG board nomination rights disclosed in Section 2.1 of the Stockholders Agreement filed as exhibit 10.2. Please revise to describe TSG’s director nomination rights including disclosing the number of TSG director nominees and whether such number constitutes a majority of directors that TSG will have the right to designate immediately following the offering. Please also disclose the number of directors TSG may designate and the percentage of shares that TSG will be obligated to hold under the stockholders agreement.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124 and 125 of the Amended Registration Statement to include the requested disclosure.

Item 16. Exhibits and financial statement schedules, page II-3

3.    Please update your exhibit list. In this regard, we note that you referenced several exhibits that are filed under a different number. For example, see exhibits 10.23 through 10.26.

Response to Comment 3:

The Company respectfully acknowledges the Staff’s comment and has revised the exhibit list as requested.

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Securities and Exchange Commission	- 3 -	March 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (415) 315-2355.

Very truly yours,

/s/ Thomas Holden

Thomas Holden

cc:	Sean Sullivan (The Duckhorn Portfolio, Inc.)
Alex Ryan (The Duckhorn Portfolio, Inc.)
Benjamin Kozik (Ropes & Gray LLP)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)